

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 8, 2016

Joseph M. Yorio
President and Chief Executive Officer
School Specialty, Inc.
W6316 Design Drive
Greenville, Wisconsin 54942

> **Re: School Specialty, Inc.**
> **Form 10-K for Thirty Five Weeks Ended December 26, 2015**
> **Filed March 9, 2016**
> **Form 8-K Filed August 2, 2016**
> **File No. 0-24385**

Dear Mr. Yorio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-KT for Thirty-Five Weeks Ended December 26, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of Fiscal 2014, page 43

1. Operating margins, excluding the impact of restructuring costs, impairment charges and bankruptcy related charges disclosed in the fourth paragraph represent non-GAAP financial measures. Please provide the disclosure required by Item 10(e)(1)(i) of Regulation S-K.

Item 8. Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

Note 2–Summary of Significant Accounting Policies

General

2. Please tell us what consideration you gave to disclosing the type of costs and expenses classified as cost of sales and selling, general and administrative expenses.

Change in Fiscal Year End, page 60

3. Please tell us whether you paid any interest and income taxes for the unaudited thirty-five weeks ended December 27, 2014. If so, please tell us what consideration you gave to disclosing the foregoing supplemental cash flow information. Refer to ASC 230-10-50-2.

Deferred Catalog Costs, page 68

4. Please tell us the amount charged to advertising expense for each year presented before and after vendor cooperative advertising payments. In addition, please confirm to us that cooperative advertising payments represent the reimbursement of specific, incremental, identifiable costs incurred in selling vendors' products. Please refer to ASC 720-35-25-1 and ASC 605-50-50-1.

Note 16 – Segment Information, page 94

5. Please tell us your consideration of disclosing revenues for each group of similar products and services. If providing the information is impractical, please disclose that fact. Please refer to ASC 280-10-50-40.

Form 8-K Filed August 2, 2016

6. We note your disclosure in the press release submitted under Item 7.01 of forward-looking ranges of adjusted EBITDA and free cash flow. In future filings please provide a schedule or other presentation detailing the range of differences between the forward-looking non-GAAP financial measures and the appropriate forward-looking GAAP financial measures. If the GAAP financial measures are not accessible on a forward-looking basis, please disclose that fact and provide reconciling information that is available without unreasonable effort, and identify information that is unavailable and disclose its probable significance. Please refer to Regulation G.

Joseph M. Yorio
School Specialty, Inc.
August 8, 2016
Page 3

7. In future filings, please disclose the reasons why you believe that presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations as required by Item 10(e)(1)(i)(C) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy at (202) 551-3832 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products